UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

BioRegenx, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

31772N209

(CUSIP Number)

J.M. Walker & Associates

7841 South Garfield Way

Centennial, CO 80122

(303) 850-7637

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 8, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13 D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment continuing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1

CUSIP No. 31772N209

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JARA TRUST
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION – U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 73,800,000 Common
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 73,800,000 Common
	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 73,800,000 Common
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.71% Common
14.	TYPE OF REPORTING PERSON (see instructions) OO

2

CUSIP No. 31772N209	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ROBERT DORAN
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION – U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 73,800,000 Common
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 73,800,000 Common

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 73,800,000 Common
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.71% Common
14.	TYPE OF REPORTING PERSON (see instructions) IN

3

CUSIP No. 31772N209

ITEM 1. SECURITY AND ISSUER.

This Schedule 13D relates to the common stock, par value $0.001 of BioRegenx, Inc., a Nevada corporation. The principal office of the Issuer is located at 7407 Ziegler Road, Chattanooga TN 37421

ITEM 2. IDENTITY AND BACKGROUND.

This statement is filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended, by JARA Trust and Robert Doran. JARA Trust is a trust organized under the laws of Pennsylvania with its primary office located at 1001 Michael Lane, Eagleville, PA 19403. Robert Doran is the Trustee of the JARA Trust. Robert Doran is the Executive Vice President and Director of BioRegenx, Inc.

JARA Trust has not, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On December 29, 2022, the Issuer entered into an Agreement and Plan of Reorganization with shareholders of BioRegenx, Inc, a privately held Nevada corporation. Pursuant to the terms of the Merger Agreement, the Issuer purchased all of the issued and outstanding BioRegenx shares in exchange for the issuance of an aggregate of 851,977,296 common shares and 3,800 Series A Preferred Shares of the Issuer. The Issuer filed the Articles of Merger on March 8, 2024 with the state of Nevada.

ITEM 4. PURPOSE OF TRANSACTION.

On December 29, 2022, the Issuer entered into an Agreement and Plan of Reorganization with shareholders of BioRegenx, Inc, a privately held Nevada corporation. Pursuant to the terms of the Merger Agreement, the Issuer purchased all of the issued and outstanding BioRegenx shares in exchange for the issuance of an aggregate of 851,977,296 common shares and 3,800 Series A Preferred Shares of the Issuer. The Issuer filed the Articles of Merger on March 8, 2024 with the state of Nevada.

Except as set forth above, the reporting persons have no present plans or proposals which relate to or would result in:

(a)	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;
(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;
(c)	A sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries;
(d)	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e)	Any material change in the present capitalization or dividend policy of the issuer;
(f)	Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;
(g)	Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person; Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(h)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
(i)	Any action similar to any of those enumerated above.

4

Notwithstanding the foregoing, the reporting persons will continue to review their investment in the Issuer and reserves the right to change their intentions with respect to any or all of such matters.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)	As of the date hereof:

JARA Trust is the direct beneficial owner of 73,800,000 common shares, representing approximately 7.71% of the outstanding common stock of the Issuer.

Robert Doran may be deemed to share indirect beneficial ownership of a total of 73,800,000 common stock owned by JARA Trust representing 7.71 % of the outstanding common stock of the Issuer.

The percentage calculations in item 5(a) are based on 956,530,100 common shares as of April 14, 2024.

(b)	The information contained in rows 7, 8, 9 and 10 on each of the cover pages is incorporate by reference in its entirety into this Item 5(b).

The reporting persons beneficially owns 74,800,000 shares of the Issuer’s common stock, representing 7.81% of the class. Robert Doran is the Trustee of the JARA Trust.

(b)	The reporting persons have the shared power to vote and dispose of 74,800,000 shares of the Issuer’s common stock held by it.
(c)	No other transactions were effected in the Issuer’s common stock or Series A preferred stock during the last sixty days.
(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares beneficially owned by the reporting persons
(e)	The reporting persons are now the beneficial owner of more than five percent of the outstanding voting securities of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Robert Doran, the Trustee of the JARA Trust, is also the Executive Vice President and a Director of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Not Applicable.

5

SIGNATURES

After reasonable inquiry and the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: July 19, 2024

Jara Trust	Robert Doran

By: /s/ Robert Doran	/s/ Robert Doran
Robert Doran	Robert Doran

6